As filed with the United States Securities and Exchange Commission on November 19, 2020

Registration No. 333-130085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
SSE plc

(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
Scotland
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Tel: (212) 894-8800

 (Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	□ immediately upon filing.
□ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: □

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of SSE plc	n/a	n/a	n/a	n/a
*        Each unit represents one American Depositary Share.
**      Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET
Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center
2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center
Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (11) and (12)
	(iii)	The collection and distribution of dividends	Paragraph (10)
	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11) and (12)
	(v)	The sale or exercise of rights	Paragraphs (10) and (11)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (6), (10) and (13)
	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (18) and (19) (no provision for extensions)
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (14)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4) and (6)
	(x)	Limitation upon the liability of the depositary	Paragraphs (4) and (16)
3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (6)

Item 2. AVAILABLE INFORMATION	Face of Receipt, Paragraph (25)

SSE plc ("the Company") currently furnishes to the Commission certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, and otherwise complies with the exemption provided by such Rule. Reports and other information furnished by the Company to the Commission can be inspected by Holders of Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS
(a)
Form of Amended and Restated Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. – Previously filed as Exhibit (a) to Registration Statement No. 333-130085 and incorporated herein by reference.

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement (including the form of Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a)(ii).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.
(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.
(e)           Certification under Rule 466. – Not applicable.
(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – As set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, to be amended by  Amendment No. 1 to Deposit Agreement by and among SSE plc, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F‑6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 19, 2020.

Legal entity created by the Amended and Restated Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing a specified number of ordinary shares of SSE plc

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Kelvyn Korrea
	Name:	Kelvyn Korrea
	Title:	Director

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, SSE plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Perth on November 19, 2020.

SSE plc

By:	/s/ Alistair Phillips-Davies
	Name:	Alistair Phillips-Davies
	Title:	Chief Executive

Know all persons by these presents that each person whose signature appears below in this form constitutes and appoints Alistair Phillips-Davies and Gregor Alexander, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this Registration Statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on November 19, 2020.
Signatures	Capacity

/s/ Alistair Phillips-Davies	Chief Executive (Principal Executive Officer)
Alistair Phillips-Davies

/s/ Richard Gillingwater CBE	Chairman
Richard Gillingwater CBE

/s/ Gregor Alexander	Finance Director
Gregor Alexander

/s/ Martin Pibworth	Energy Director
Martin Pibworth

Non-Executive Directo
Dame Angela Strank

Non-Executive Director
Dame Sue Bruce DBE

/s/ Peter Lynas	Non-Executive Director
Peter Lynas

/s/ Helen Mahy CBE	Non-Executive Director
Helen Mahy CBE

Non-Executive Director
Melanie Smith

Non-Executive Director
Sir John Manzoni

Senior Independent Director
Tony Cocker

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the undersigned on this November 19, 2020.
Puglisi & Associates

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

INDEX TO EXHIBITS
Exhibit Number
(a)(ii) Form of Amendment No. 1 to Deposit Agreement